

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Stacey Aaron
President and Chief Executive Officer
Arco-Iris Gold Corporation
Suite 22, Postnet P.O. Box 1006
Plettenberg Bay, 6600
South Africa

> **Re: Arco-Iris Gold Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 27, 2013**
> **File No. 333-190929**

Dear Ms. Aaron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please reconcile the amount loaned from Ms. Aaron as stated in the use of proceeds section with the disclosure in the MD&A.

2.   Please clarify on page 22, if true, that the assessment due September 1 was paid.

3.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as applicable.

Note 1. Nature of Operations, page F-6

4.   We note your disclosure in the description of business that the company intends to explore for diamond-bearing kimberlite on its mining property. However, throughout the

business section, you disclose that you are engaged in the exploration of gold. Please clarify what you intend to explore and revise your disclosure for consistency.

Note 2. Summary of Significant Accounting Policies, page F-6

5.   Please revise your footnote to provide, if true, an affirmative statement your interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Note 8. Subsequent Events, page F-13

6.   We reissue comment number 26 from our letter dated September 24, 2013. Please revise your disclosure on pages F-13 for the period ended July 31, 2013 and F-10 for the period ended April 30, 2013 to specifically state the actual dates through which you have evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Exhibit 5

7.   We reissue comment 27 from our letter dated September 24, 2013. Please revise the caption reference in the fourth paragraph to conform to the caption used in the prospectus.

Exhibit 23.1

8.   We reissue comment 28 of our letter dated September 24, 2013. We note your consent of your independent registered accounting firm refers to the report date of August 28, 2013. However, the audit report is dated August 29, 2013. Please revise the references in the consent for consistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
   for

John Reynolds
Assistant Director

cc (via e-mail): Gregg E. Jaclin, Esq.